

16012528


FOCUS
NON-PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YYYY) AND ENDING 12/31/2015 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BANCO DO BRASIL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 MADISON AVENUE, 34TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel Alves Maria — 646-845-3755
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name -- *if individual, state last, first, middle name*)

100 North Tampa St, Suite 1700	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel Alves Maria, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banco Do Brasil Securities LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

JAKOV GRBIC
Notary Public, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate Filed in New York County
Commission Expires in Nov. 8, 2017

STATE OF NEW YORK
County of New York
Sworn to and subscribed before me
this 24 day of FEB. , 2016

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Table of Contents



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

We have audited the accompanying statement of financial condition of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A. (the Company) as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A. as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Tampa, Florida
February 24, 2016
Certified Public Accountants

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Financial Condition

December 31, 2015

Assets		
Cash and cash equivalents	$	442,358
Securities owned, at clearing broker, at fair value		47,986,430
Securities on deposit, at clearing broker, at fair value		603,657
Receivable from broker-dealers and clearing organizations		6,485,857
Receivables from affiliates (note 3)		240,563
Other assets		414,707
Total assets	$	56,173,572
Liabilities and Member's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	807,941
Total liabilities		807,941
Member's equity		55,365,631
Total liabilities and member's equity	$	56,173,572

See accompanying notes to financial statements.

(1) Organization and Business

Banco do Brasil Securities LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary, of Banco do Brasil S.A. (the Parent), a banking corporation incorporated under the laws of the Federative Republic of Brazil, which operates in offices located in New York, NY and Miami, Florida.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA) as an introducing broker-dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the U.S. capital markets. The Company acts as an introducing broker in securities, commodities, futures, fixed income and options.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

(2) Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and reflect the following significant accounting policies:

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) Receivable from broker-dealers and clearing organizations

As of December 31, 2015, cash held on deposit consisted of $6,485,857 at the clearing broker. Amounts receivable from the clearing broker consists of deposits and amounts due from and payable to the clearing broker for fees, commissions and errors.

(c) Securities Owned and Securities on Deposit, at Fair Value

As of December 31, 2015, securities owned and securities on deposit consisted of $48,590,087 of U.S. Treasury bills held at the clearing broker. U.S. Treasury bills are carried at fair value, based on dealer quotes.

(d) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statements since the Company is a single member LLC, and the operations are treated as a part of the U.S. branch operations of the Parent. Certain transactions may result in foreign tax withholding that may result in a foreign tax credit to be utilized against foreign source income or appear as a tax expense. The determination is made based on the facts of each transaction.

The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal, state and foreign income tax laws and regulations, the revenue or expenses reported in the accompanying financial statements may be subject to change at a later date upon final determination by the respective taxing authorities.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2015, there are no uncertain positions taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2011.

(e) Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. The significant estimates made by management include the syndication fees recognized, which represents management's estimate of net proceeds for syndicate transactions. Actual results may differ from those estimates.

(f) Syndication Fees Receivables

Included in receivables from affiliates are the Syndication fees receivables as of December 31, 2015 amounted to be $237,751.

(3) Related Party Transactions

Service agreements are in place with the Banco do Brasil S.A. New York Branch (Branch) and Banco Do Brasil S.A. Miami Branch (Miami Branch) for the provision of payroll, administration, occupancy, equipment and communication services.

As of December 31, 2015, the Company has accrued $240,563 for syndicate fees earned from BB Securities London and Banco do Brasil S.A. New York Branch.

Since related party income represents a substantial portion of the Company's revenue, the Company's reported financial results may have differed substantially if the Company had operated on a stand-alone basis.

(4) Income Taxes

The Company is a single-member LLC and is included in the federal and state tax return of the Branch.

There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in its financial statements. For the year ended December 31, 2015, the Company would have reported a current federal, state and local tax expense of $497,065, if it were a separate taxable entity subject to the same tax rules as its Parent. There were no material temporary differences relative to the company as of and during the year ended December 31, 2015.

(5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $54,140,029, which was $54,040,029 in excess of the amount required of $100,000.

(6) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

(7) Risk Management

Counterparties to the Company's activities are primarily financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. Customer commodities transactions are introduced on a fully disclosed basis to its Futures Commission Merchant (FCM). The FCM carries all customer accounts of the Company and is responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

Banco do Brasil Grand Cayman Branch, a related party, has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.

(8) Fair Value Measurements

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already carried at fair value are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned and securities sold, but not yet purchased, are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The U.S. government securities with a fair value of $48,590,087 at December 31, 2015 were considered to have been valued using Level 1 measurement. The primary source for pricing is derived from dealer and broker quotes. There were no transfers of financial assets between Level 1 or Level 2 during the year ended December 31, 2015.

(9) Commitment and Contingencies

The Company is subject to reviews and inspections by the SEC and FINRA. Additionally, from time to time the Company is also involved in various legal proceedings arising in the ordinary course of business. The Company does not believe that the outcome of any of these reviews, inspections, or other legal proceedings will have a material impact on the financial statements; however, litigation is subject to many uncertainties, and the outcome of individual litigated matters is not predictable with assurance.

(10) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2015 as of February 24, 2016, which is the date the financial statements were available to be issued. Management believes that no material events have occurred since December 31, 2015 that requires recognition or disclosure in the financial statements.



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Commodity Futures Trading Commission Regulation 1.16

The Board of Directors and Member
Banco do Brasil LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

In planning and performing our audit of the financial statements of Banco do Brasil Securities LLC, (the Company), as of and for the year ended December 31, 2015, in accordance with standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry futures accounts for customers or perform custodial functions relating to customer futures transactions, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and
2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.



A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding customer and firm assets that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the CFTC to be adequate for their purposes in accordance with the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2015, to meet the CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the CFTC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Regulation 1.16 of the CFTC in their regulation of registered introducing broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 24, 2016
Certified Public Accountants

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered
Public Accounting Firm Thereon)



KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors and Member
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A., (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment of $10,153.20 in Form SIPC-7 with respective electronic funds transfer to Securities Investor Protection Corporation dated February 18, 2016 noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with the trial balance and cash disbursement records noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related trial balance and cash disbursement records supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.



This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Tampa, Florida
February 24, 2016
Certified Public Accountants

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DEC 31, 2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

BANCO DO BRASIL SECURITIES LLC
535 MADISON AVENUE, 33RD FL
NEW YORK, NY 10022

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 20,464.20

B. Less payment made with SIPC-6 filed (**exclude interest**) (10,311)

07/15/2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ______

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 10,153.20

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 10,153.20

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BANCO DO BRASIL SECURITIES LLC
(Name of Corporation, Partnership or other organization)

______
(Authorized Signature)

Dated the_____ day of______________, 20____.

______
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 01, 2015
and ending DEC 31, 2015

Item No. | **Eliminate cents**

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$8,428,317
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	242,638
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	242,638
2d. SIPC Net Operating Revenues	$8,185,679
2e. General Assessment @ .0025	$20,464.20

(to page 1, line 2.A.)